Arcimoto, Inc.

2034 West 2nd Avenue

Eugene, OR 97402

October 15, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	Acceleration Request

Arcimoto, Inc.

Registration Statement on Form S-3

(File No. 333-227683)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arcimoto, Inc. (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 filed on October 3, 2018 (File No. 333-227683), so that it may become effective at 4:01 p.m. (Eastern time) on October 17, 2018, or as soon as practicable thereafter.

The Company respectfully requests that it be notified when this request for acceleration has been granted by a telephone call or email to W. David Mannheim at (919) 865-1100 or wmannheim@wyrick.com and S. Halle Vakani at (919) 865-1125 or hvakani@wyrick.com of Wyrick Robbins Yates & Ponton LLP. Thank you for your assistance.

Very truly yours,

ARCIMOTO, INC.

By:	/s/ Mark D. Frohnmayer
Mark D. Frohnmayer
President and Chief Executive Officer

cc:	Wyrick Robbins Yates & Ponton LLP